February 18, 2011

To:

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Manitoba Securities Commission

Saskatchewan Financial Services Commission

Autorité des marches Financiers

New Brunswick Securities Commission

Nova Scotia Securities Commission

Prince Edward Island Securities Office

Newfoundland and Labrador Securities Commission

The Toronto Stock Exchange

Industry Canada Corporation Director

United States Securities & Exchange Commission

New York Stock Exchange

Australian Securities Exchange

Dear Sirs:

Re:

Eldorado Gold Corporation

In accordance with National Instrument 51-102 we advise the following with respect to the upcoming Meeting of the Shareholders for the subject Company:

1.

Meeting Type

:  Annual Special

2.   Security Description of Voting Issue

      :  Common Shares (including those held through Chess Depository Interests)

3.

CUSIP Number

:  284902103

4.

Record Date

:  March 18, 2011

5.

Meeting Date

:  May 5, 2011

6.

Meeting Location

:  Vancouver

Yours truly,

ELDORADO GOLD CORPORATION

“Dawn Moss”

Dawn L. Moss

Vice President, Administration and Corporate Secretary

cc:  Ramie Lousa, Account Manager

      Valiant Trust Company

      Josh Lewis

      Fasken Martineau DuMoulin LLP

      Ken Sam

      Dorsey & Whitney LLP

      Andrew Rich

      Freehills